December 21, 2009


VIA EDGAR
---------

Mr. Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:   Rogers Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 26, 2009
      Schedule 14A Filed on March 20, 2009
      File No. 1-4347

Dear Mr. O'Brien:

         We refer you to the letter to Rogers Corporation (the "Company"), dated December 7, 2009 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filings referenced above. Following-up on the conversation of our Corporate Controller and our attorneys with Mr. Andrew Schoeffler, Senior Staff Attorney, of your office on December 10, 2009, we are writing to confirm that the Company needs additional time in order to prepare its response to the Staff's comments and therefore will not submit its response within ten (10) business days of the date of the Comment Letter. The Company will submit its response as soon as is practicable.

         We appreciate the Staff's cooperation in this matter.

         Please telephone me at 860-774-9605, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have. In addition, please provide to us a copy of all future correspondence via facsimile at 860-779-4714.

Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
December 21, 2009
Page 2




                             Very truly yours,


                             /s/ Dennis M. Loughran
                             ---------------------------------------------------
                              Dennis M. Loughran
                              Vice President Finance and Chief Financial Officer



cc:   Robert D. Wachob, President and Chief Executive Officer
      Terrence W. Mahoney, Vice President and General Counsel
      Robert M. Soffer, Vice President and Secretary
      Paul B. Middleton, Treasurer
      Debra J. Granger, Vice President, Corporate Compliance and Controls
      Ronald J. Pelletier, Corporate Controller and Principal Accounting Officer Sean Lynch, Ernst & Young
      Andrew J. Merken, Esq., Burns & Levinson LLP